NO ACT

P.E.
02/28/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





13002112

Received SEC

MAR 01 2013

Washington, DC 20549

March 1, 2013

Michael J. Solecki
Jones Day
mjsolecki@jonesday.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-01-13

Re: FirstEnergy Corp.

Dear Mr. Solecki:

This is in regard to your letters dated February 28, 2013 and March 1, 2013 concerning the shareholder proposal submitted by John Chevedden for inclusion in FirstEnergy's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that FirstEnergy will include the proposal in its proxy materials and that FirstEnergy therefore withdraws its January 11, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Raymond A. Be
Special Counsel

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

From: Michael J. Solecki <mjsolecki@JonesDay.com>
Sent: Friday, March 01, 2013 9:30 AM
To: shareholderproposals
Subject: Fw: Request for Exclusion Shareholder Proposal -- FirstEnergy (I) -- Withdrawal Request
Attachments: DOC001_0228201317261800.pdf

Please note that, in connection with FirstEnergy's request to withdraw its no-action request below, the Company will include Mr. Chevedden's 14a-8 proposal in its proxy materials for its 2013 Annual Meeting of Shareholders. Please let me know if you have any questions. Regards,

Michael J. Solecki
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114
Phone: (216) 586-7103
Facsimile: (216) 579-0212
Cell: (440) 915-3538
mjsolecki@jonesday.com

----- Forwarded by Michael J. Solecki/JonesDay on 03/01/2013 09:26 AM -----
From: Michael J. Solecki/JonesDay
To: shareholderproposals@sec.gov
Date: 02/28/2013 05:31 PM
Subject: Request for Exclusion Shareholder Proposal -- FirstEnergy (I) -- Withdrawal Request

On behalf of FirstEnergy Corp., please see the attached request to withdraw a no-action request.

Michael J. Solecki
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114
Phone: (216) 586-7103
Facsimile: (216) 579-0212
Cell: (440) 915-3538
mjsolecki@jonesday.com

==========

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190
TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

February 28, 2013

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. - Omission of Shareholder Proposal Submitted by John Chevedden – Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

This letter is in connection with our request on January 11, 2013 (the "***Initial Request***"), attached hereto as ***Exhibit A***, on behalf of FirstEnergy Corp., an Ohio corporation (the "***Company***"), that the Staff of the Division of Corporate Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that the shareholder proposal and the statement in support thereof (the "***Proposal***") submitted by John Chevedden and discussed in the Initial Request may be properly omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2013 annual meeting of the shareholders (the "***2013 Meeting***").

On behalf of the Company, we hereby withdraw the Company's request for a no-action letter from the Staff concurring with the Company's view that the Proposal may be omitted from the Proxy Materials.

A copy of this letter is being provided to the proponent. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (216) 586-7103.

Very truly yours,



Attachment

CLI-2078246v3

EXHIBIT A

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190
TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

Direct Number: (216) 586-7103
mjaclockd@jonesday.com

January 11, 2013

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. - Omission of Shareholder Proposals Submitted by John Chevedden – Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of FirstEnergy Corp., an Ohio corporation (the "*Company*" or "*FirstEnergy*"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), we are writing to respectfully request that the Staff of the Division of Corporate Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") concur with the Company's view that, for the reasons stated below, the shareholder proposal and the statement in support thereof submitted by John Chevedden (the "*Proponent*"), initially received on November 4, 2012 and subsequently received, as revised, on December 3, 2012 (the "*Proposal*"), may be properly omitted from the proxy materials (the "*Proxy Materials*") to be distributed by the Company in connection with its 2013 annual meeting of the shareholders (the "*2013 Meeting*").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have filed this letter via electronic submission with the Commission no later than eighty (80) days before the Company intends to file its definitive Proxy Materials with the Commission and concurrently sent copies of this correspondence to the Proponent.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this submission is being sent, by e-mail, to the Proponent pursuant to the Proponent's request.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D require proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, we are taking this opportunity to notify the Proponent that if it elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

I. ***Summary of the Proposal***

The Proposal states, in relevant part:

> *"Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law."*

The Proposal, including the supporting statement made in connection therewith, is attached to this letter as ***Exhibit A***.

II. Bases for Exclusion of the Proposal

The Company respectfully requests that the Staff concur in the Company's view that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal conflicts with the Company's own proposal. Additionally, the Company believes that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be false and materially misleading.

III. The Proposal can be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal conflicts with the Company's own proposal.

Background

As an initial matter, the Proposal requests that the Board of Directors (the "***Board***") act to "permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." However, under the Ohio General Corporation Law (the "***OGCL***"), a written consent of shareholders must be unanimous, except for amendments to the code of regulations of a corporation. See the OGCL, § 1701.54. With respect to amendments to the code of regulations of a corporation, the written consent of two-thirds of the voting power is required, unless the articles or regulations provide for a greater or lesser standard, not less than a majority of the voting power of the corporation. See the OGCL, § 1701.11. Therefore, pursuant to relevant law, the Proposal, if approved, could only be acted upon with respect to consents regarding amendments to the Company's Amended Code of Regulations (the "***Regulations***").

The Corporate Governance Committee of the Board intends to recommend that the Board approve amendments to the Regulations (the "*Company Proposal*") that would, among other things, create certain procedures allowing shareholder action by written consent and allow for shareholder action by written consent to amend the Regulations if approved by a majority of the voting power of the Company, provided that the Board may, in its discretion, set the voting requirement to two-thirds of the voting power (which is the default standard under the OGCL). Certain proposed changes to the Regulations that would be included in the Company Proposal, not including the proposed procedures for taking action by written consent, are indicated in the blacklined language set forth in ***Exhibit B***.

As of the date of this no-action letter request, the Company's Board has not yet considered the Company Proposal, because the deadline for this submission under Rule 14a-8(j) precedes the date scheduled for the meeting of the Board. If the Board does not approve the inclusion of the Company Proposal in the Proxy Materials, we will withdraw this no-action letter request on behalf of the Company, and the Company will include the Proposal in the Proxy Materials (assuming that the Proponent does not otherwise withdraw the Proposal or the Company and the Proponent agree that the Proposal will not be included in the Proxy Materials).

Discussion

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." See Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). The purpose of this exclusion is to prevent shareholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

Here, the Proposal calls for the consent threshold to be set at "the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting," and the Company Proposal, as described above, provides for a unanimous standard in most circumstances, in accordance with the OGCL, and, in certain other circumstances, a higher standard than that called for in the Proposal. Accordingly, the Proposal and the Company Proposal present alternative and conflicting decisions for the Company's shareholders.

The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). See *Piedmont Natural Gas Company, Inc.* (November 17, 2011) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company submitted a proposal to amend its governing documents to reduce 80% voting to 66-2/3% voting); *Fluor Corporation* (Jan. 25, 2011) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions to a majority of votes outstanding standard); *Herley Industries Inc.* (Nov. 20, 2007) (concurring in excluding a proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Company* (Apr. 23, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%); *AT&T* (Feb. 23, 2007) (concurring in excluding a proposal seeking to amend the company's bylaws to require shareholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to shareholder ratification of future severance agreements); *Gyrodyne Company of America. Inc.* (Oct. 31, 2005) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting where a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (Mar. 3, 2003) (concurring with the exclusion of a shareholder proposal requesting the prohibition of future stock options to senior executives where a company proposal would permit the granting of stock options to all employees); and *Mattel Inc.* (Mar. 4, 1999) (concurring with the exclusion of a shareholder proposal requesting the discontinuance of among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

In particular, the Staff has consistently concurred with the exclusion of a shareholder proposal substantially identical to the Proposal where the company indicated its intention to submit a management proposal for a vote of shareholders that sought to amend the company's governing documents to permit shareholder action by written consent and to establish certain related procedures. See, e.g., *Staples, Inc.* (March 16, 2012), and *The Home Depot, Inc.* (March 29, 2011). Here, the facts are substantially similar to the facts in *Staples* and *Home Depot*. In each instance, the shareholder requested that the company's board take steps to "permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." In *Home Depot* and *Staples*, as in the case here, the board of directors intended to include a management proposal at the next annual meeting of the shareholders that would amend the company's governing documents to set forth procedures for shareholder action by written consent. As in the prior cases, the Company believes that the Company Proposal conflicts with the Proposal, and that the inclusion of both proposals would present alternative and conflicting decisions for shareholders and would be confusing to shareholders.

Additionally, the Company Proposal, in accordance with the OGCL, sets a unanimous voting requirement in nearly all circumstances. Because the Proposal calls for "the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting," the presence of both the Company Proposal and the Proposal in the Proxy Materials would be inherently confusing to shareholders. The Company Proposal further includes certain procedural requirements relating to shareholder action by written consent, such as how record dates are established, the date of any written consent and how written consents may be delivered, and the Proposal further conflicts with the Company Proposal because it does not include any of these procedural requirements. Such conflict has in the past been basis for exclusion under Rule 14a-8(i)(9). See, e.g., *Altera Corporation* (January 6, 2012).

The Company's circumstance is substantially the same as those presented in the above-cited no-action letters. The Proposal and the Company Proposal present alternative and directly conflicting decisions for the Company's shareholders with respect to the only aspect of the Proposal that is actionable under the OGCL. Moreover, it would not serve the interests of shareholders for the Company to not present the Company Proposal, which will be the Company's own binding proposal. If the Company were to do so, shareholders would be presented with a non-binding resolution to accomplish substantially the same result.

Because the Proposal directly conflicts with the Company Proposal, and including both in the Proxy Materials could lead to inconsistent and ambiguous voting results, the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9).

III. *The Proposal can be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because it is impermissibly vague and indefinite so as to be false and materially misleading.*

Rule 14a-8(i)(3) under the Exchange Act permits a registrant to exclude from its proxy materials a shareholder proposal and any statement in support thereof from its proxy statement and the form of proxy "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Staff Legal Bulletin No. 14B (Sept. 15, 2004) clarified that this basis for exclusion applies where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Company believes that the Proposal is sufficiently vague and ambiguous so that it is impossible to ascertain exactly what actions or measures the Company is expected to take, and neither the Proposal nor the supporting statement in the Proposal provide sufficient insight to ensure that any actions by the Company are not significantly different from the actions envisioned by the shareholders if the Proposal is included in the Proxy Materials for the 2013 Meeting. Moreover, this ambiguity in the Proposal is material because it concerns the essential objective of the Proposal: to permit shareholders to act by written consent in prescribed circumstances.

The Proposal is drafted so that the written consent right includes "all issues that shareholders may propose." The Proposal lacks any limiting language with regard to legal compliance (*e.g.*, "to the fullest extent possible in compliance with applicable laws"). Instead, the Proposal includes an additional requirement that the written consent right encompass "all issues that shareholders may propose" in a manner "consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law." Although the Proponent may have intended that this final sentence serve a similar purpose as "to the fullest extent possible in compliance with applicable laws" or similar language, this final sentence does not imply any limitation on the rest of the Proposal. The failure of the final sentence to limit or qualify the rest of the Proposal, together with the requirement of the second sentence that the written consent cover "all issues that shareholders may propose," renders the Proposal's key elements susceptible to multiple interpretations and is sufficiently vague and ambiguous so as to be misleading to shareholders and to the Company.

The Proposal is inherently false and misleading. The Company cannot implement a written consent right that "includes all issues shareholders may propose" while remaining "consistent with applicable law" as the Proposal requires because certain issues that shareholders may propose would be ineligible for shareholder action. For example, Section 1704.02 of the OGCL prohibits shareholders from acting unilaterally with respect to certain business transactions involving interested shareholders. The second sentence of the Proposal requires that the written consent right include *all* issues that shareholders may propose, without regard to the legality of shareholder action on such proposals. Even if "all issues shareholders may propose" is interpreted as "all issues shareholders may propose, to the fullest extent possible in compliance with applicable laws," rather than as "all issues shareholders could possibly propose," the Proposal is still false and misleading. The word "may" modifies the word "propose;" it does not refer to the legality of shareholders *acting* on a proposal, but rather only refers to matters shareholders may *propose*. At most, the Proposal excludes matters a shareholder may be prohibited from *proposing*. The Proposal, as written, would not permit the Company to exclude matters that shareholders could propose but that they would be legally prohibited from acting upon. This inherent contradiction renders the Proposal false and misleading.

The Staff has repeatedly permitted registrants to exclude proposals as misleading where a proposal is sufficiently vague and indefinite that the company and its shareholders might interpret the proposal differently. For example, in *Fuqua Industries, Inc.* (Mar. 12, 1991), the Staff stated that "neither shareholders voting on the proposal nor the Company in implementing the proposal, if adopted, would be able to determine with any reasonable certainty what actions would be taken under the proposal. The staff believes, therefore, that the proposal may be misleading because any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by the shareholders voting on the proposal." Furthermore, the Staff has previously permitted exclusion of shareholder proposals with conflicting terms, even when the general topic to be addressed by the proposal is identifiable. *See R.R. Donnelly & Sons Co.* (Mar. 1, 2012) and *Danaher* (Feb. 16, 2012) (permitting exclusion of a proposal seeking a minimum share ownership percentage of 10% as well as language seeking a minimum share ownership percentage equal to the lowest percentage permitted by state law). The Proposal contains internally conflicting elements with no language reconciling the conflicting terms. The Staff has previously permitted exclusion of proposals containing similar defects, as in the letters cited above; however, the Staff recently did not permit exclusion of a similar proposal where the language of the proposal was not determined to be so inherently vague and ambiguous so that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. See *Pfizer Inc.* (Dec. 6, 2012). As explained above, however, the only reasonable interpretation that would allow shareholders to understand the Proposal requires ignoring a key portion of the Proposal to reconcile its internally conflicting terms.

Because the Company cannot implement the Proposal in a manner that both includes "all issues that shareholders may propose" and is "consistent with applicable law," and because the Proposal offers no way to reconcile its inherently contradictory language, the Company believes that the Proposal is impermissibly vague and misleading to shareholders. Furthermore, any action the Company takes in implementing such a proposal "could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). As such, the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3).

IV. *Conclusion*

For the reasons set forth above, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials for the 2013 Meeting.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (216) 586-7103.

Very truly yours,

Michael Solecki

Attachments

CLI-2064037v10

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. George M. Smart
Chairman of the Board
FirstEnergy Corp. (FE)
76 S Main St
Akron OH 44308
Phone: 800 736-3402

REVISED DEC. 3, 2012

Dear Mr. Smart,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 4, 2012
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Ronda Ferguson <rferguson@firstenergycorp.com>
Corporate Secretary
PH: 330-384-5620
FX: 330-384-5909

[FE: Rule 14a-8 Proposal, November 4, 2012, Revised December 3, 2012]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. James McRitchie has submitted proposals on this topic to a number of major companies.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed "High Concern" for our executive pay – $18 million for our CEO Anthony Alexander. Mr. Alexander's pension had increased by $12 million in 3-years and he was entitled to $30 million in his accumulated pension. Because pension payments are not tied directly to job performance, they are difficult to justify in terms of shareholder value. Mr. Alexander also had a potential $31 million entitlement upon a change in control.

We voted 67% to 79% in favor of a simple majority voting standard at a record 5 annual meetings since 2006. Yet our directors ignored us. As a result 1% of shareholders can still thwart a 79%-majority on certain key issues. A good part of the blame for this poor governance may fall on Carol Cartwright, who chaired our corporate governance committee.

GMI negatively flagged 2 of our directors: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during an accounting misrepresentation which had a lawsuit settlement expense and Michael Anderson due to his involvement with the Interstate Bakeries bankruptcy. And Mr. Smart was nonetheless on our audit and nomination committees. And Mr. Anderson was nonetheless on our finance and nuclear committees.

Anthony Alexander, Catherine Rein, Carol Cartwright and George Smart each had 10 to 15 years long-tenure. GMI said long-tenured directors can often form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Yet these directors still controlled 5 seats on our most important board committees. This suggested that our board overlooked that certain directors need fewer responsibilities at our company while other directors are assigned more responsibilities.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Proposed Amendments to the Regulations

AMENDED CODE OF REGULATIONS OF FIRSTENERGY CORP.

* * *

GENERAL

* * *

~~36~~37. Amendments. Except as otherwise provided by law or by the Articles of Incorporation or this Code of Regulations, these Regulations or any of them may be amended in any respect or repealed at any time (i) at any meeting of shareholders by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation, provided that any amendment or supplement proposed to be acted upon at any such meeting has been described or referred to in the notice of such meeting or (ii) without a meeting, by the written consent of the holders of shares entitling them to exercise a majority of the voting power of the Corporation; provided, however, that, in the case of clause (ii), the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation. Notwithstanding the foregoing sentence or anything to the contrary contained in the Articles of Incorporation or this Code of Regulations, Regulations 1, 3(a), 9, ~~11,~~ 12, 13, 14, ~~31~~15, 32 and ~~36~~37 may not be amended or repealed by the shareholders, and no provision inconsistent therewith may be adopted by the shareholders, without the affirmative vote of the holders of at least ~~80%~~a majority of the voting power of the Corporation, voting together as a single class; provided, however, that the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation. Notwithstanding the foregoing provisions of this Regulation ~~36~~37, no amendment to Regulations ~~31, 32 or~~, 33, 34 or ~~34~~35 will be effective to eliminate or diminish the rights of persons specified in those Regulations existing at the time immediately preceding such amendment.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 24, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 11, 2013 company request.

The company does not disclose whether it received a formal or informal opinion from a proxy solicitor that it would be virtually impossible for shareholders to produce written consents from 67% of total shares outstanding. To obtain written consents from 67% of total outstanding shares, written consents would need to be obtained from approximately 90% of the shares which normally cast ballots.

Plus the company is silent on whether it will concurrently make its board of directors the gate-keeper in order that written consent be used. A board of directors gate-keeper is the antithesis of written consent.

The company will thus tentatively be putting forth its own proposal that comes with its own de facto poison pill to guarantee that its incompatible package of bundled give-and-take provisions will never be used.

Rule 14a-8 was not drafted with the intention of making companies less responsive to shareholders by giving them an incentive to put forth self-canceling moot proposals.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Ronda Ferguson <rferguson@firstenergycorp.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 13, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 11, 2013 company request.

The company does not disclose whether it received a formal or informal opinion from a proxy solicitor that it would be virtually impossible for shareholders to produce written consents from 67% of total shares outstanding. To obtain written consents from 67% of total outstanding shares, written consents would need to be obtained from approximately 90% of the shares which normally cast ballots.

Plus the company is silent on whether it will concurrently add petition-the-board procedures, or other restrictive procedures, in order to further discourage shareholder interest in acting by written consent.

Rule 14a-8 was not drafted with the intention of protecting a company right to put forth moot proposals.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Ronda Ferguson <rferguson@firstenergycorp.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 4, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 11, 2013 company request.

The company plans to bundle two proposals into one proposal in order to avoid the rule 14a-8 proposal.

The first company proposal is to allow written consent. The second company proposal is to allow a voting requirement of 67%.

This is important because FirstEnergy shareholders repeatedly and overwhelmingly oppose 67% voting requirements. FirstEnergy shareholder votes ranged from an overwhelmingly 67% to 79% each time in favor of a comprehensive simple majority voting standard at a record 5 FirstEnergy annual meetings since 2006. Please see the attached 5 exhibits.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Ronda Ferguson <rferguson@firstenergycorp.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 3, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 11, 2013 company request.

The company plans to bundle two proposals into one proposal in order to avoid the rule 14a-8 proposal.

The first company proposal is to allow written consent. The second company proposal is to allow a voting requirement of 67%.

This is important because FirstEnergy shareholders are overwhelmingly not in favor of 67% voting requirements. FirstEnergy shareholder votes ranged from an overwhelmingly 67% to 79% each time in favor of a comprehensive simple majority voting standard at a record 5 FirstEnergy annual meetings since 2006.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Ronda Ferguson <rferguson@firstenergycorp.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 11, 2013 company request concerning this rule 14a-8 proposal and the dud proposal the company is thinking about.

The proposal the company is thinking about is equivalent to changing the rules so that a touchdown counts as 8-points and the field is lengthened by 20-yards. It is hard to imagine the majority of the voting power of the company getting excited about this.

The company simply anticipates a rearrangement proposal. It is like turning up one burner and turning down the next burner -- essentially no change for shareholder benefit. There is no history that rule 14a-8 and the related Staff Legal Bulletins were drafted with the intention of protecting rearrangement proposals. There is no public policy benefit to protecting sham rearrangement proposals -- especially when they are instigated by management to prevent shareholders from voting on real improvements in corporate governance.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Ronda Ferguson <rferguson@firstenergycorp.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 16, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 11, 2013 company request concerning this rule 14a-8 proposal and the dud proposal the company is thinking about.

The proposal the company is thinking about is equivalent to changing the rules so that a touchdown counts as 8-points and the field is lengthened by 20-yards. It is hard to imagine the majority of the voting power of the company getting excited about this.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Ronda Ferguson <rferguson@firstenergycorp.com>

[FE: Rule 14a-8 Proposal, November 4, 2012, Revised December 3, 2012]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. James McRitchie has submitted proposals on this topic to a number of major companies.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed "High Concern" for our executive pay – $18 million for our CEO Anthony Alexander. Mr. Alexander's pension had increased by $12 million in 3-years and he was entitled to $30 million in his accumulated pension. Because pension payments are not tied directly to job performance, they are difficult to justify in terms of shareholder value. Mr. Alexander also had a potential $31 million entitlement upon a change in control.

We voted 67% to 79% in favor of a simple majority voting standard at a record 5 annual meetings since 2006. Yet our directors ignored us. As a result 1% of shareholders can still thwart a 79%-majority on certain key issues. A good part of the blame for this poor governance may fall on Carol Cartwright, who chaired our corporate governance committee.

GMI negatively flagged 2 of our directors: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during an accounting misrepresentation which had a lawsuit settlement expense and Michael Anderson due to his involvement with the Interstate Bakeries bankruptcy. And Mr. Smart was nonetheless on our audit and nomination committees. And Mr. Anderson was nonetheless on our finance and nuclear committees.

Anthony Alexander, Catherine Rein, Carol Cartwright and George Smart each had 10 to 15 years long-tenure. GMI said long-tenured directors can often form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Yet these directors still controlled 5 seats on our most important board committees. This suggested that our board overlooked that certain directors need fewer responsibilities at our company while other directors are assigned more responsibilities.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Right to Act by Written Consent – Proposal 4*

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190

TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

Direct Number: (216) 586-7103
mjsolecki@jonesday.com

January 11, 2013

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. - Omission of Shareholder Proposals Submitted by John Chevedden – Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of FirstEnergy Corp., an Ohio corporation (the "***Company***" or "***FirstEnergy***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we are writing to respectfully request that the Staff of the Division of Corporate Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the shareholder proposal and the statement in support thereof submitted by John Chevedden (the "***Proponent***"), initially received on November 4, 2012 and subsequently received, as revised, on December 3, 2012 (the "***Proposal***"), may be properly omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2013 annual meeting of the shareholders (the "***2013 Meeting***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have filed this letter via electronic submission with the Commission no later than eighty (80) days before the Company intends to file its definitive Proxy Materials with the Commission and concurrently sent copies of this correspondence to the Proponent.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this submission is being sent, by e-mail, to the Proponent pursuant to the Proponent's request.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D require proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, we are taking this opportunity to notify the Proponent that if it elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

I. *Summary of the Proposal*

The Proposal states, in relevant part:

> *"Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law."*

The Proposal, including the supporting statement made in connection therewith, is attached to this letter as ***Exhibit A***.

II. Bases for Exclusion of the Proposal

The Company respectfully requests that the Staff concur in the Company's view that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal conflicts with the Company's own proposal. Additionally, the Company believes that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be false and materially misleading.

III. The Proposal can be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal conflicts with the Company's own proposal.

Background

As an initial matter, the Proposal requests that the Board of Directors (the "***Board***") act to "permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." However, under the Ohio General Corporation Law (the "***OGCL***"), a written consent of shareholders must be unanimous, except for amendments to the code of regulations of a corporation. See the OGCL, § 1701.54. With respect to amendments to the code of regulations of a corporation, the written consent of two-thirds of the voting power is required, unless the articles or regulations provide for a greater or lesser standard, not less than a majority of the voting power of the corporation. See the OGCL, § 1701.11. Therefore, pursuant to relevant law, the Proposal, if approved, could only be acted upon with respect to consents regarding amendments to the Company's Amended Code of Regulations (the "***Regulations***").

The Corporate Governance Committee of the Board intends to recommend that the Board approve amendments to the Regulations (the "***Company Proposal***") that would, among other things, create certain procedures allowing shareholder action by written consent and allow for shareholder action by written consent to amend the Regulations if approved by a majority of the voting power of the Company, provided that the Board may, in its discretion, set the voting requirement to two-thirds of the voting power (which is the default standard under the OGCL). Certain proposed changes to the Regulations that would be included in the Company Proposal, not including the proposed procedures for taking action by written consent, are indicated in the blacklined language set forth in ***Exhibit B***.

As of the date of this no-action letter request, the Company's Board has not yet considered the Company Proposal, because the deadline for this submission under Rule 14a-8(j) precedes the date scheduled for the meeting of the Board. If the Board does not approve the inclusion of the Company Proposal in the Proxy Materials, we will withdraw this no-action letter request on behalf of the Company, and the Company will include the Proposal in the Proxy Materials (assuming that the Proponent does not otherwise withdraw the Proposal or the Company and the Proponent agree that the Proposal will not be included in the Proxy Materials).

Discussion

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." See Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). The purpose of this exclusion is to prevent shareholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

Here, the Proposal calls for the consent threshold to be set at "the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting," and the Company Proposal, as described above, provides for a unanimous standard in most circumstances, in accordance with the OGCL, and, in certain other circumstances, a higher standard than that called for in the Proposal. Accordingly, the Proposal and the Company Proposal present alternative and conflicting decisions for the Company's shareholders.

The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). See *Piedmont Natural Gas Company, Inc.* (November 17, 2011) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company submitted a proposal to amend its governing documents to reduce 80% voting to 66-2/3% voting); *Fluor Corporation* (Jan. 25, 2011) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions to a majority of votes outstanding standard); *Herley Industries Inc.* (Nov. 20, 2007) (concurring in excluding a proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Company* (Apr. 23, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%); *AT&T* (Feb. 23, 2007) (concurring in excluding a proposal seeking to amend the company's bylaws to require shareholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to shareholder ratification of future severance agreements); *Gyrodyne Company of America. Inc.* (Oct. 31, 2005) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting where a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (Mar. 3, 2003) (concurring with the exclusion of a shareholder proposal requesting the prohibition of future stock options to senior executives where a company proposal would permit the granting of stock options to all employees); and *Mattel Inc.* (Mar. 4, 1999) (concurring with the exclusion of a shareholder proposal requesting the discontinuance of among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

In particular, the Staff has consistently concurred with the exclusion of a shareholder proposal substantially identical to the Proposal where the company indicated its intention to submit a management proposal for a vote of shareholders that sought to amend the company's governing documents to permit shareholder action by written consent and to establish certain related procedures. See, e.g., *Staples, Inc.* (March 16, 2012), and *The Home Depot, Inc.* (March 29, 2011). Here, the facts are substantially similar to the facts in *Staples* and *Home Depot*. In each instance, the shareholder requested that the company's board take steps to "permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." In *Home Depot* and *Staples*, as in the case here, the board of directors intended to include a management proposal at the next annual meeting of the shareholders that would amend the company's governing documents to set forth procedures for shareholder action by written consent. As in the prior cases, the Company believes that the Company Proposal conflicts with the Proposal, and that the inclusion of both proposals would present alternative and conflicting decisions for shareholders and would be confusing to shareholders.

Additionally, the Company Proposal, in accordance with the OGCL, sets a unanimous voting requirement in nearly all circumstances. Because the Proposal calls for "the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting," the presence of both the Company Proposal and the Proposal in the Proxy Materials would be inherently confusing to shareholders. The Company Proposal further includes certain procedural requirements relating to shareholder action by written consent, such as how record dates are established, the date of any written consent and how written consents may be delivered, and the Proposal further conflicts with the Company Proposal because it does not include any of these procedural requirements. Such conflict has in the past been basis for exclusion under Rule 14a-8(i)(9). See, e.g., *Altera Corporation* (January 6, 2012).

The Company's circumstance is substantially the same as those presented in the above-cited no-action letters. The Proposal and the Company Proposal present alternative and directly conflicting decisions for the Company's shareholders with respect to the only aspect of the Proposal that is actionable under the OGCL. Moreover, it would not serve the interests of shareholders for the Company to not present the Company Proposal, which will be the Company's own binding proposal. If the Company were to do so, shareholders would be presented with a non-binding resolution to accomplish substantially the same result.

Because the Proposal directly conflicts with the Company Proposal, and including both in the Proxy Materials could lead to inconsistent and ambiguous voting results, the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9).

III. *The Proposal can be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because it is impermissibly vague and indefinite so as to be false and materially misleading.*

Rule 14a-8(i)(3) under the Exchange Act permits a registrant to exclude from its proxy materials a shareholder proposal and any statement in support thereof from its proxy statement and the form of proxy "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Staff Legal Bulletin No. 14B (Sept. 15, 2004) clarified that this basis for exclusion applies where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Company believes that the Proposal is sufficiently vague and ambiguous so that it is impossible to ascertain exactly what actions or measures the Company is expected to take, and neither the Proposal nor the supporting statement in the Proposal provide sufficient insight to ensure that any actions by the Company are not significantly different from the actions envisioned by the shareholders if the Proposal is included in the Proxy Materials for the 2013 Meeting. Moreover, this ambiguity in the Proposal is material because it concerns the essential objective of the Proposal: to permit shareholders to act by written consent in prescribed circumstances.

The Proposal is drafted so that the written consent right includes "all issues that shareholders may propose." The Proposal lacks any limiting language with regard to legal compliance (*e.g.*, "to the fullest extent possible in compliance with applicable laws"). Instead, the Proposal includes an additional requirement that the written consent right encompass "all issues that shareholders may propose" in a manner "consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law." Although the Proponent may have intended that this final sentence serve a similar purpose as "to the fullest extent possible in compliance with applicable laws" or similar language, this final sentence does not imply any limitation on the rest of the Proposal. The failure of the final sentence to limit or qualify the rest of the Proposal, together with the requirement of the second sentence that the written consent cover "all issues that shareholders may propose," renders the Proposal's key elements susceptible to multiple interpretations and is sufficiently vague and ambiguous so as to be misleading to shareholders and to the Company.

The Proposal is inherently false and misleading. The Company cannot implement a written consent right that "includes all issues shareholders may propose" while remaining "consistent with applicable law" as the Proposal requires because certain issues that shareholders may propose would be ineligible for shareholder action. For example, Section 1704.02 of the OGCL prohibits shareholders from acting unilaterally with respect to certain business transactions involving interested shareholders. The second sentence of the Proposal requires that the written consent right include *all* issues that shareholders may propose, without regard to the legality of shareholder action on such proposals. Even if "all issues shareholders may propose" is interpreted as "all issues shareholders may propose, to the fullest extent possible in compliance with applicable laws," rather than as "all issues shareholders could possibly propose," the Proposal is still false and misleading. The word "may" modifies the word "propose;" it does not refer to the legality of shareholders *acting* on a proposal, but rather only refers to matters shareholders may *propose*. At most, the Proposal excludes matters a shareholder may be prohibited from *proposing*. The Proposal, as written, would not permit the Company to exclude matters that shareholders could propose but that they would be legally prohibited from acting upon. This inherent contradiction renders the Proposal false and misleading.

The Staff has repeatedly permitted registrants to exclude proposals as misleading where a proposal is sufficiently vague and indefinite that the company and its shareholders might interpret the proposal differently. For example, in *Fuqua Industries, Inc.* (Mar. 12, 1991), the Staff stated that "neither shareholders voting on the proposal nor the Company in implementing the proposal, if adopted, would be able to determine with any reasonable certainty what actions would be taken under the proposal. The staff believes, therefore, that the proposal may be misleading because any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by the shareholders voting on the proposal." Furthermore, the Staff has previously permitted exclusion of shareholder proposals with conflicting terms, even when the general topic to be addressed by the proposal is identifiable. *See R.R. Donnelly & Sons Co.* (Mar. 1, 2012) and *Danaher* (Feb. 16, 2012) (permitting exclusion of a proposal seeking a minimum share ownership percentage of 10% as well as language seeking a minimum share ownership percentage equal to the lowest percentage permitted by state law). The Proposal contains internally conflicting elements with no language reconciling the conflicting terms. The Staff has previously permitted exclusion of proposals containing similar defects, as in the letters cited above; however, the Staff recently did not permit exclusion of a similar proposal where the language of the proposal was not determined to be so inherently vague and ambiguous so that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. See *Pfizer Inc.* (Dec. 6, 2012). As explained above, however, the only reasonable interpretation that would allow shareholders to understand the Proposal requires ignoring a key portion of the Proposal to reconcile its internally conflicting terms.

Because the Company cannot implement the Proposal in a manner that both includes "all issues that shareholders may propose" and is "consistent with applicable law," and because the Proposal offers no way to reconcile its inherently contradictory language, the Company believes that the Proposal is impermissibly vague and misleading to shareholders. Furthermore, any action the Company takes in implementing such a proposal "could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). As such, the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3).

IV. *Conclusion*

For the reasons set forth above, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials for the 2013 Meeting.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (216) 586-7103.

Very truly yours,



Attachments

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. George M. Smart
Chairman of the Board
FirstEnergy Corp. (FE)
76 S Main St
Akron OH 44308
Phone: 800 736-3402

REVISED DEC. 3, 2012

Dear Mr. Smart,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,





John Chevedden   Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Ronda Ferguson <rferguson@firstenergycorp.com>
Corporate Secretary
PH: 330-384-5620
FX: 330-384-5909

[FE: Rule 14a-8 Proposal, November 4, 2012, Revised December 3, 2012]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. James McRitchie has submitted proposals on this topic to a number of major companies.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed "High Concern" for our executive pay – $18 million for our CEO Anthony Alexander. Mr. Alexander's pension had increased by $12 million in 3-years and he was entitled to $30 million in his accumulated pension. Because pension payments are not tied directly to job performance, they are difficult to justify in terms of shareholder value. Mr. Alexander also had a potential $31 million entitlement upon a change in control.

We voted 67% to 79% in favor of a simple majority voting standard at a record 5 annual meetings since 2006. Yet our directors ignored us. As a result 1% of shareholders can still thwart a 79%-majority on certain key issues. A good part of the blame for this poor governance may fall on Carol Cartwright, who chaired our corporate governance committee.

GMI negatively flagged 2 of our directors: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during an accounting misrepresentation which had a lawsuit settlement expense and Michael Anderson due to his involvement with the Interstate Bakeries bankruptcy. And Mr. Smart was nonetheless on our audit and nomination committees. And Mr. Anderson was nonetheless on our finance and nuclear committees.

Anthony Alexander, Catherine Rein, Carol Cartwright and George Smart each had 10 to 15 years long-tenure. GMI said long-tenured directors can often form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Yet these directors still controlled 5 seats on our most important board committees. This suggested that our board overlooked that certain directors need fewer responsibilities at our company while other directors are assigned more responsibilities.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Proposed Amendments to the Regulations

AMENDED CODE OF REGULATIONS OF FIRSTENERGY CORP.

* * *

GENERAL

* * *

~~36~~**37**. Amendments. Except as otherwise provided by law or by the Articles of Incorporation or this Code of Regulations, these Regulations or any of them may be amended in any respect or repealed at any time **(i)** at any meeting of shareholders **by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation**, provided that any amendment or supplement proposed to be acted upon at any such meeting has been described or referred to in the notice of such meeting **or (ii) without a meeting, by the written consent of the holders of shares entitling them to exercise a majority of the voting power of the Corporation; provided, however, that, in the case of clause (ii), the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation**. Notwithstanding the foregoing sentence or anything to the contrary contained in the Articles of Incorporation or this Code of Regulations, Regulations 1, 3(a), 9, ~~11,~~ 12, 13, 14, ~~31~~**15, 32** and ~~36~~**37** may not be amended or repealed by the shareholders, and no provision inconsistent therewith may be adopted by the shareholders, without the affirmative vote of the holders of at least ~~80%~~**a majority** of the voting power of the Corporation, voting together as a single class**; provided, however, that the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation**. Notwithstanding the foregoing provisions of this Regulation ~~36~~**37**, no amendment to Regulations ~~31,~~ 32 ~~or~~**,** 33**, 34** or ~~34~~**35** will be effective to eliminate or diminish the rights of persons specified in those Regulations existing at the time immediately preceding such amendment.